SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 24 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 24, 2010

BP PLEDGES $500 MILLION FOR INDEPENDENT RESEARCH INTO IMPACT OF SPILL ON MARINE ENVIRONMENT

BP today announced a commitment of up to $500 million to an open research program studying the impact of the Deepwater Horizon incident, and its associated response, on the marine and shoreline environment of the Gulf of Mexico.

"BP has made a commitment to doing everything we can to lessen the impact of this tragic incident on the people and environment of the Gulf Coast. We must make every effort to understand that impact. This will be a key part of the process of restoration, and for improving the industry response capability for the future. There is an urgent need to ensure that the scientific community has access to the samples and the raw data it needs to begin this work," said Tony Hayward, BP's chief executive.

The key questions to be addressed by this 10-year research program reflect discussions with the US government and academic scientists in Washington DC last week.  BP will fund research to examine topics including:

•    Where are the oil, the dispersed oil, and the dispersant going under the action of ocean currents?

•    How do oil, the dispersed oil and the dispersant behave on the seabed, in the water column, on the surface, and on the shoreline?

•    What are the impacts of the oil, the dispersed oil, and the dispersant on the biota of the seabed, the water column, the surface, and the shoreline?

•     How do accidental releases of oil compare to natural seepage from the seabed?

•     What is the impact of dispersant on the oil?  Does it help or hinder biodegradation?

•    How will the oil, the dispersed oil, and the dispersant interact with tropical storms, and will this interaction impact the seabed, the water column and the shoreline?

•    What can be done to improve technology:

- To detect oil, dispersed oil, and dispersant on the seabed, in the water column, and on the surface?
- For remediating the impact of oil accidently released to the ocean?

BP already has ongoing marine research programs in the Gulf of Mexico. Building on these, BP will appoint an independent advisory panel to construct the long term research program. Where appropriate, the studies may be coordinated with the ongoing natural resources damages assessment.  The program will engage some of the best marine biologists and oceanographers in the world. More immediately, a baseline of information for the long term research program is needed. A first grant to Louisiana State University will help kick start this work.

"LSU has a significant amount of experience in dealing with the oil and gas industry and deep knowledge pertaining to the Gulf of Mexico across numerous topical disciplines. The first part of the program is about obtaining and analyzing samples and assessing immediate impacts. Other areas of importance will emerge as researchers become engaged and the potential impacts from the spill are better understood," said Professor Christopher d'Elia, Dean of the School of the Coast and Environment.

Subsequent awards will be controlled by the independent advisory board.

Notes to editors:

•     BP has been collaborating with the Scripps Institution of Oceanography since 2004 in a program aimed at gaining a better understanding of the environment and hazards in oceans, including marine electromagnetic research.  The focus of oceanography efforts has been loop currents in the Gulf of Mexico.

•     In 2008, as part of the Deepwater Environmental Long-term Observatory System (DELOS), BP installed the world's first system designed to monitor deep-sea marine life.  DELOS is supported by Texas A&M in Galveston, Scripps Institution of Oceanography, Monterey Bay Aquarium Research Institute, University of Aberdeen, National Oceanography Centre in Southampton and the University of Glasgow.

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center:+1 985-902-5231
www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary